Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

June 25, 2019

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn:  Ms. Ashley Vroman-Lee

Re:	The UBS Funds (the “Trust” or “Registrant”)
File Nos. 033-47287; 811-06637

Dear Ms. Vroman-Lee:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment No. 138/139 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 12, 2019 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”) to register one new series of the Trust, UBS All China Equity Fund (the “Fund”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

1.	Comment.	The summary section in the prospectus is too long, too technical and has too much jargon. Please summarize in plain language.

	Response.	The disclosure has been revised accordingly.

2.	Comment.	Please include the fees and expenses in the correspondence.

	Response.	The fees and expenses are included as Appendix A to this letter.

3.	Comment.	Please explain how the use of “All” in the Fund’s name would not lead a shareholder to believe that 100% of the Fund’s assets are invested in Chinese equity securities.

Response.
The term “all China” is a common industry standard term to denote a strategy that seeks to invest in companies economically tied to China, regardless of the exchange on which such investment is listed.  The term “all China” is used to differentiate from a “Greater China” strategy that generally seeks to invest in companies economically tied to China through purchasing shares listed on Hong Kong or Taiwan stock exchanges. Registrant notes that in response to comment 5, Registrant has revised disclosure to more clearly explain the types of exchanges included in the Fund’s strategy, and also to clarify its ability to invest in China A-shares traded on the Shenzhen and Shanghai Stock Exchanges through the Shanghai-Hong Kong Stock Connect program and the Shenzhen-Hong Kong Stock Connect program. As such, Registrant believes that the use of “all” in the Fund’s name would not lead a shareholder to believe that 100% of the Fund’s assets are invested in Chinese equity securities.

4.	Comment.	In defining a Chinese security, criteria (v), which reads “is exposed to the economic fortunes and risks of China,” is vague and overly broad. Please explain why this criteria would be sufficient.

	Response.	This criteria is consistent with the adopting release for Rule 35d-1 that provides that:

The disclosure approach that we are adopting will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company's assets to the economic fortunes and risks of the country or geographic region indicated by its name.

Registrant notes that criteria (v) is listed aside other, more specific criteria that the Advisor may consider.

5.	Comment.
The disclosure in the “Principal strategies-Principal investments” section includes the sentence: “The Fund’s investments may include investments in securities of companies listed on exchanges located in and outside the PRC.”  Please explain what exchanges are included.

	Response.	The disclosure has been revised as follows (new disclosure is underlined):

The Fund’s investments may include investments in securities of companies listed on exchanges located in and outside the PRC, including but not limited to the Hong Kong Stock Exchange, Taiwan Stock Exchange, Singapore Exchange, the New York Stock Exchange, and London Stock Exchange. The Fund’s investments also include China A-shares. China A-shares are equity securities issued by companies incorporated in mainland China and are denominated and traded in renminbi (“RMB”) on the Shenzhen and Shanghai Stock Exchanges

through the Shanghai-Hong Kong Stock Connect program and the Shenzhen-Hong Kong Stock Connect program (collectively, "Stock Connect").

6.	Comment.	Please include any acquired fund fees and expenses in the fee table.

Response.
Registrant confirms that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent (one basis point) of average net assets of the Fund, and therefore a separate line item for acquired fund fees and expenses is not required or applicable.

7.	Comment.	Please specifically include investing in China A shares in the “Principal strategies-Principal investments” section of the prospectus.

	Response.	The disclosure has been revised accordingly.

8.	Comment.	Please briefly explain what “benchmark agnostic approach” means as used in the prospectus.

	Response.	The disclosure has been revised as follows (new disclosure underlined):

The Advisor adopts a benchmark agnostic approach (meaning that the Advisor selects companies without the benchmark by which the Fund is measured (the MSCI All China Index) being determinative), and the Fund may have a wider deviation from the benchmark than other funds.

9.	Comment.	Include the all risks of derivatives in the “Derivatives risk.”

	Response.	Registrant believes its disclosure appropriately discloses applicable risks of derivative instruments that the Fund may use.

10.	Comment.	Please include the Fund’s benchmark in the prospectus.

	Response.	The disclosure has been revised accordingly.

11.	Comment.	Please confirm that the Fund will use the market value rather than the notional value for derivatives when calculating compliance with the Fund’s 80% policy.

Response.
The value of derivative instruments is calculated for purposes of the Fund’s 80% policy in the same manner that the value of such derivative instruments is calculated according to the Fund’s valuation policies and procedures for purposes of determining the Fund’s net asset value. Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating the Fund’s net asset value. The Fund reserves the right to alter how it values derivatives for purposes of its 80% policy based on subsequent guidance from the SEC or Staff or in response to modifications to the Staff’s position.

12.	Comment.
The prospectus states: “While the Advisor does not formally use screens to identify potential investments, the investment team is expected to exclude companies exhibiting what we view as unsustainable business models, poor corporate governance practices and negative industry dynamics.  In order to form a qualitative assessment of the company, the Advisor scores companies based of a set of questions covering three areas: (1) Industry Structure and Company’s Competitiveness, (2) Trends and Profitability: Trends and Sustainability, (3) Governance, disclosure, environmental and social practices.”  Form N-1A states that a negative strategy is not a principal investment strategy.  The identified disclosure should be revised.

Response.
The disclosure has been revised to remove “While the Advisor does not formally use screens to identify potential investments.” The Registrant believes the remainder of the disclosure is not a negative strategy, but, rather, a description of the Advisor’s securities selection process.

13.	Comment.	Please disclosure what percentage of the Fund’s investments will be China A-shares.

Response.
The Fund does not have a limit on the percentage of its investments in China A-shares. It is expected that the Fund’s investments in China A-shares will develop and evolve as markets change over time. As such, Registrant respectfully declines to disclose a specific percentage of the Fund’s investments in China A-shares. Registrant notes that in response to comment 7, Registrant has revised disclosure to more specifically disclose investing in China A shares in the “Principal strategies-Principal investments” section of the prospectus.

14.	Comment.	Please disclose investment sectors, if known.

	Response.	As disclosed in the prospectuses, the Advisor seeks to construct a portfolio diversified across many sectors. As such, Registrant respectfully declines to disclose specific sectors at this time.

15.	Comment.	Please tailor the “Derivatives risk” to the specific derivatives that the Fund will utilize.

	Response.	Registrant believes its disclosure appropriately discloses applicable risks of derivative instruments that the Fund may use.

16.	Comment.	Please list the “Main Risks” by the prominence of the risk rather than an alphabetical listing.

	Response.	The disclosure has been revised accordingly.

17.	Comment.	In the “More about risks” section of the prospectus, please differentiate between the principal and non-principal risks.

Response.
Registrant believes its current disclosure is consistent with Form N-1A. Instruction C.3(b) permits a Fund to include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required. Registrant notes that only principal risks are included in Item 4. Registrant notes that in response to comment 16, the risks in both the summary and statutory sections have been reordered by the currently expected prominence of the risk.

18.	Comment.	Is Merrill Lynch the only intermediary with specific sales charge waivers and discounts?

Response.
Registrant notes that Appendix A includes intermediary specific sales charge waivers and discounts with Morgan Stanley Wealth Management and Raymond James. Registrant will add sub-headings to further identify the intermediaries listed in Appendix A.

19.	Comment.	Is Appendix A posted on the Fund’s website?

Response.
Appendix A is an appendix to the statutory prospectus, rather than a standalone document incorporated by reference into the prospectus, and therefore is not required to be posted on the Fund’s website. See IM Guidance Update No. 2016-06, Mutual Fund Fee Structures (Dec. 2016).

Please do not hesitate to contact me at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Jana L. Cresswell
Jana L. Cresswell

Appendix A

Shareholder fees (fees paid directly from your investment)
	Class A	Class P
Maximum front-end sales charge (load) imposed on purchases (as a % of offering price)	5.50%	None
Maximum contingent deferred sales charge (load) (CDSC) (as a % of purchase or sales price, whichever is less)	None[1]	None

Annual fund operating expenses (expenses you pay each year as a percentage of the value of your investment)
	Class A	Class P
Management Fees	0.85%	0.85%
Distribution and/or service (12b-1) fees	0.25	None
Other expenses[2]	0.60	0.60
Total annual fund operating expenses	1.70	1.45
Less management fee waiver/expense reimbursements	0.35	0.35
Total annual fund operating expenses after management fee waiver/expense reimbursements[3]	1.35	1.10

1 Purchases of $1 million or more that were not subject to a front-end sales charge are subject to a 1% CDSC if sold within one year of the purchase date.

2 “Other expenses” are based on estimates for the current fiscal year.

3 The Trust, with respect to the Fund, and UBS Asset Management (Americas) Inc., the Fund’s investment advisor and administrator (“UBS AM (Americas)” or the “Advisor”), have entered into a written agreement pursuant to which the Advisor has agreed to waive a portion of its management fees and/or to reimburse expenses (excluding expenses incurred through investment in other investment companies, interest, taxes, brokerage commissions, extraordinary expenses and dividend expense and security loan fees for securities sold short) to the extent necessary so that the Fund’s ordinary operating expenses (excluding expenses incurred through investment in other investment companies, interest, taxes, brokerage commissions, extraordinary expenses and dividend expense and security loan fees for securities sold short), through the period ending October 28, 2020, do not exceed 1.35% for Class A shares and 1.10% for Class P shares. Pursuant to the written agreement, the Advisor is entitled to be reimbursed for any fees it waives and expenses it reimburses to the extent such reimbursement can be made during the three years following the date on which such fee waivers and expense reimbursements were made, provided that the reimbursement of the Advisor by the Fund will not cause the Fund to exceed the lesser of any applicable expense limit that is in place for the Fund (i) at the time of the waiver or reimbursement or (ii) at the time of the recoupment. The fee waiver/expense reimbursement agreement may be terminated by the Fund’s Board of Trustees at any time and also will terminate automatically upon the expiration or termination of the Fund’s advisory contract with the Advisor. Upon termination of the fee waiver/expense reimbursement agreement, however, UBS AM (Americas)’s three year recoupment rights will survive.

Shareholder fees (fees paid directly from your investment)
Class P2
Maximum front-end sales change (load) imposed on purchases (as a % of offering price)	None
Maximum contingent deferred sales charge (load) (CDSC) (as a % of purchase or sales price, whichever is less)	None

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Class P2
Management fees	0.85%
Distribution and/or service (12b-1) fees	None
Other expenses[1]	0.60
Total annual fund operating expenses	1.45
Less management fee waiver/expense reimbursements[2]	1.15
Total annual fund operating expenses after management fee waiver/expense reimbursement	0.30

1 “Other expenses” are based on estimates for the current fiscal year.

2 The Trust, with respect to the Fund, and the Advisor, have entered into a written agreement pursuant to which the Advisor has agreed to waive its management fees and retained administration fees, and to reimburse expenses (excluding expenses incurred through investment in other investment companies, interest, taxes, brokerage commissions, extraordinary expenses and dividend expense and security loan fees for securities sold short) to the extent necessary so that the Fund’s ordinary operating expenses (excluding expenses incurred through investment in other investment companies, interest, taxes, brokerage commissions, extraordinary expenses and dividend expense and security loan fees for securities sold short) through the period ending October 28, 2020 do not exceed 0.30%. Pursuant to the expense limitation agreement, the Advisor is entitled to be reimbursed for any expenses it reimburses to the extent such reimbursement can be made during the three years following the date on which such expense reimbursements were made, provided that the reimbursement of the Advisor by the Fund will not cause the Fund to exceed the lesser of any applicable expense limit that is in place for the Fund (i) at the time of the reimbursement or (ii) at the time of the recoupment. The expense limitation agreement may be terminated by the Fund’s Board of Trustees at any time and also will terminate automatically upon the expiration or termination of the Fund’s advisory contract with the Advisor. Upon termination of the expense limitation agreement, however, the Advisor’s three year recoupment rights will survive.